UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Anaren, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

032744104

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 606,804 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 606,804 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,804 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 14,893,853 shares of common stock, par value $.01 per share, outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of Anaren, Inc.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Partners GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 606,804 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 606,804 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,804 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 14,893,853 shares of common stock, par value $.01 per share, outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of Anaren, Inc.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Avenue, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,077,196 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,077,196 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,196 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 14,893,853 shares of common stock, par value $.01 per share, outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of Anaren, Inc.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Avenue GP, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,077,196 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,077,196 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,077,196 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 14,893,853 shares of common stock, par value $.01 per share, outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of Anaren, Inc.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,684,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,684,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 14,893,853 shares of common stock, par value $.01 per share, outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of Anaren, Inc.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,684,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,684,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 14,893,853 shares of common stock, par value $.01 per share, outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of Anaren, Inc.

CUSIP No. 032744104	13D

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,684,000 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,684,000 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,000 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 14,893,853 shares of common stock, par value $.01 per share, outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of Anaren, Inc.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 3, 2011 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Items 3, 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased by the Funds using their investment capital. The aggregate purchase price of the 1,684,000 shares of Common Stock acquired by the Funds was approximately $31,700,000 (including brokerage commissions and transaction costs).

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the close of business on January 27, 2012, (i) Vintage Partners owned 606,804 shares of Common Stock both beneficially and as direct owner, representing approximately 4.1% of the outstanding shares of Common Stock, and (ii) Vintage Avenue owned 1,077,196 shares of Common Stock both beneficially and as direct owner, representing approximately 7.2% of the outstanding shares of Common Stock. As of the close of business on January 27, 2012, the 1,684,000 shares of Common Stock owned beneficially and directly in the aggregate by the Funds represented approximately 11.3% of the outstanding shares of Common Stock. All percentages in this paragraph relating to beneficial ownership of Common Stock are based on 14,893,853 shares of Common Stock outstanding as of January 20, 2012, as reported in the Form 10-Q for the quarterly period ended December 31, 2011 of the Issuer.

Vintage Partners and Vintage Avenue each disclaims beneficial ownership of the shares of Common Stock owned beneficially and directly by the other.

Partners GP, as the general partner of Vintage Partners, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Partners owns beneficially and directly, and accordingly may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned beneficially and directly by Vintage Partners. Partners GP disclaims beneficial ownership of such shares for all other purposes.

Avenue GP, as the general partner of Vintage Avenue, has the power to direct the voting and disposition of the shares of Common Stock that Vintage Avenue owns beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by Vintage Avenue. Avenue GP disclaims beneficial ownership of such shares for all other purposes.

Vintage Capital, as the investment manager of the Funds, has the power to direct the voting and disposition of the shares of Common Stock that the Funds own beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by the Funds. Vintage Capital disclaims beneficial ownership of such shares for all other purposes.

Kahn Capital, as a member and the majority owner of each of Partners GP, Avenue GP and Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock that the Funds own beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by the Funds. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Partners GP, Avenue GP, Vintage Capital and Kahn Capital, has the power to direct the voting and disposition of the shares of Common Stock that the Funds own beneficially and directly, and accordingly may be deemed to be the beneficial owner of the shares of Common Stock owned beneficially and directly by the Funds. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Schedule A, which is incorporated herein by reference, describes all of the transactions in the Common Stock that were effected in the 60 days prior to the date of Amendment No. 1 to the Statement by the Reporting Persons. Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2012

VINTAGE PARTNERS, L.P.

By:	Vintage Partners GP, LLC, its General Partner

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE PARTNERS GP, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE AVENUE, L.P.

By:	Vintage Avenue GP, LLC, its General Partner

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE AVENUE GP, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

Beneficial Ownership	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commission)	How Effected
Vintage Partners, L.P.	01/27/12	Purchase	158,000	16.8000	Open Market
Vintage Partners, L.P.	01/27/12	Purchase	6,000	16.8006	Open Market